Mail Stop 3233

                                                            July 30, 2018


Via E-mail
Siping Xu, Chairman and Chief Executive Officer
MDJM LTD
Suite C-1505, Saidun Center
Xikang Road, Heping District, Tianjin
People's Republic of China

       Re:     MDJM LTD
               Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 11, 2018
               CIK No. 0001741534

Dear Mr. Xu:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Note 3   Accounts Receivable, page F-14

1. We note your revised disclosures in response to prior comment 9. Your disclosure indicates that management makes conclusions on whether any balances outstanding at the end of each reporting period will be deemed uncollectible on an individual basis and on an aging trend analysis basis. Please clarify at what stage of delinquency (i.e. what point in the aging) you record a reserve for a delinquent account.
 Siping Xu, Chairman and Chief Executive Officer
MDJM LTD
July 30, 2018
Page 2

2. Given that you have not received any collections on your $559,234 receivable and have only received modest collections on your $443,057 receivable, please tell us in detail why you believe further impairment of these loans is not required.

        You may contact William Demarest at (202)551-3432 or Kristi Marrone at
(202)551-
3429 if you have questions regarding comments on the financial statements and related matters.
Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401with any other questions.


                                                           Sincerely,

                                                           /s/ Jennifer
Gowetski

                                                           Jennifer Gowetski
                                                           Senior Counsel
                                                           Office of Real
Estate and
                                                           Commodities


cc: Ying Li, Esq. (via e-mail)